Exhibit 99.42

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING ANNOUNCES CARBON CREDIT STREAMING AGREEMENT TO PROTECT CERRADO BIOME IN BRAZIL

TORONTO, ONTARIO, September 13, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) is pleased to announce that it has entered into a carbon credit streaming agreement (“Carbon Stream”) to invest approximately US$0.5 million with Ecosystem Regeneration Associates – ERA Brazil (“ERA”) to support the development and growth of ERA’s Avoided Conversion Cerrado grouped project in Brazil (the “Cerrado Biome Project” or the “Project”). The Cerrado Biome Project is aimed at protecting native forests and grasslands in the Cerrado biome, one of the most biodiverse savannah regions in the world, albeit a highly threatened ecosystem due to the expansion of commercial agriculture.

Investment Highlights:

●	Under the Carbon Stream, ERA expects to deliver Voluntary Carbon Standard (“VCS”) credits generated by the Cerrado Biome Project.
●	US$512,258 investment with approximately US$250,000 paid on closing, followed by two separate payments at specific project milestones during development, implementation, validation and verification by Verra.
●	The use of proceeds of the investment into ERA is to scale-up and build the organizational capacity to support the expansion of the Project.
●	The Company’s expectation is that the Project will generate an average of approximately 0.5 million VCS credits per year over its 30-year project life, with initial credit generation of approximately 0.1 million VCS credits per year.

Project Highlights:

●	The Project has been developed using a REDD+ grouped project scale-up model and currently consists of 2 parcels of approximately 11 thousand hectares.
●	Verification of the Project is ongoing and anticipated to be completed in late 2021, with credit sales beginning in 2022.
●	Expansion plans are underway to bring in additional parcels of land to increase the annual carbon credit generation.
●	ERA has adopted the reputed SOCIALCARBON Standard, a framework developed in Brazil by the Ecológica Institute to monitor social, environmental and economic co-benefits through 18 indicators as well as contributions to multiple United Nations Sustainable Development Goals.

Carbon Streaming’s President & CEO Justin Cochrane said: “At Carbon Streaming we are always looking for high-quality carbon projects that complement our growing portfolio, that can provide sustainable returns and accelerate co-benefits for stakeholders. The Cerrado Biome Project is just such an opportunity, and we see significant growth potential to provide a stream of high-quality credits while protecting a unique biome. ERA has a vision that aligns with our own, and we’re excited by their ambition and look forward to seeing their plans for the future come to fruition.”

The Cerrado Biome Project is a pioneering initiative for native vegetation conservation of private lands in the Brazilian Cerrado, under significant threat due to expanding commercial agriculture (soy, corn, cattle) in the region. Also known as the “inverted forest”, due to the huge and deep-dwelling root-system of its native vegetation (storing considerable amounts of carbon), it is the birthplace of key springs that feed major watersheds in Brazil and Latin America, including the largest aquifer of the continent, the Guarani.

ERA’s founder and CEO Hannah Simmons said: “We are losing the Cerrado biome at an alarming rate, roughly 2.5 times faster than the Amazon biome, giving way to agriculture and cattle ranching. The Cerrado Biome Project offers a new innovative alternative for landholders to protect surplus native vegetation while generating sustainable revenue – receiving payments for conservation through the voluntary carbon market.”

A portion of future carbon revenues under the Carbon Stream will be re-invested locally to support thriving communities and preserve the unique biodiversity of the region, promoting regional development and landscape connectivity through green corridors and agroforestry systems. Activities include environmental education and professional development, fire prevention, monitoring water quality and biodiversity preservation of such keystone species as jaguars, tapirs, macaws, maned wolves, giant armadillos, and giant anteaters.

About ERA

ERA’s mission is to accelerate ecosystem conservation and catalyze regenerative agricultural systems in Brazil. Founded in 2018, ERA connects investors to landholders that want to regenerate or conserve their lands using carbon finance. By providing an economic incentive to landholders to maintain native vegetation, ERA hopes to guarantee the future of this habitat, and the species that rely on it for survival, as well as the wellbeing of local communities. More information on ERA can be found here.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

INVESTOR INQUIRIES:

investors@carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, statements and figures with respect to the estimation of future carbon credit generation and greenhouse gas (GHG) emissions reductions at the Cerrado Biome Project; the use of the upfront payment and proceeds from the Carbon Stream; the generation of local community benefits; the conservation and protection of forests, grasslands and endangered species; the creation of future carbon credits; ERA’s strategy going forward) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.